EdtechX Holdings Acquisition Corp.

c/o IBIS Capital Limited

22 Soho Square

London, W1D 4NS

United Kingdom

October 3, 2018

VIA EDGAR

Mr. Sergio Chinos

Staff Attorney

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	EdtechX Holdings Acquisition Corp.

Registration Statement on Form S-1

File No. 333-227257

Dear Mr. Chinos:

EdtechX Holdings Acquisition Corp. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 9:00 a.m., Friday, October 5, 2018, or as soon thereafter as practicable.

Very truly yours,

EDTECHX HOLDINGS ACQUISITION CORP.

By:	/s/ Benjamin Vedrenne-Cloquet
Name: Benjamin Vedrenne-Cloquet
Title: Chief Executive Officer